Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022

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March 4, 2022

VIA EDGAR AND OVERNIGHT MAI

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kristin Lochhead
Terence O’Brien
Jeffery Gabor
Suzanne Hayes

Re:	Lucy Scientific Discovery, Inc. Registration Statement on Form S-1 Filed January 21, 2022 File No. 333-262296

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Lucy Scientific Discovery, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated February 4, 2022 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on January 21, 2022. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) with this response letter. For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on January 21, 2022.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

March 4, 2022 Page 2

Registration Statement on Form S-1

Prospectus Summary Overview, page 1

1.	We note your response to prior comment 1. Please revise the Overview to disclose that your business plan depends on the occurrence of regulatory changes for psychotropics-based medicines market, that Health Canada has not approved psilocybin, psilocin, N,N-DMT, mescaline, MDMA, LSD, and 2C-B as a drug for any indication and it is illegal to possess without a prescription, and that in the United States the products you intend to produce are Schedule I Controlled Substances under the CSA and that you would be dependent on the FDA rescheduling. Please also discuss the consequences if the FDA does not reschedule and the possibility that you may be subject to quota.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 at pages 1, 70 and 85 to address the Staff’s comment.

2.	Please remove statements indicating or implying that psychedelic drugs are effective, including, but not limited to the following:

●	“Recent research involving the testing of psychedelics and psychotropics has resulted in a promising clinical trial outcomes with respect to a variety of conditions and disorders. Many of these trials are targeting direct replacements for current pharmaceuticals, some of which are considered substandard and ineffective.”
●	“We believe these efforts are largely fueled by a number of factors including:”
●	“the efficacy of psychotropic treatment therapies on various mental health and addiction disorders relative to traditional treatment options;” and
●	“promising clinical outcomes and increasing public support spurring global regulatory change.”

Conclusions related to efficacy are within the sole authority of the FDA or equivalent foreign regulator. Until such regulator has approved a psychedelic drugs for the treatment of any disorders, it is not appropriate to indicate that the clinical trials are promising. In an appropriate location in your document, you may provide examples of ongoing studies of psychedelic drugs with the objective data from such trials without drawing the conclusion that such trials are successful or promising. Additionally, it is inappropriate to draw direct comparisons to products that are approved to treat certain indications. You may provide objective results from trials comparing products in clinical trials to approved products if head to head trials were conducted. Such disclosures should indicate the parties conducting such trials, the relevant indications and protocols.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed from Amendment No. 1 statements indicating or implying that psychedelic drugs are effective.

March 4, 2022 Page 3

Risk Factors

Our business could expose us to potential product liability and other liability risks, page 28

3.	We note your response to prior comment 6 and your revised disclosure that you may not be able to qualify for product liability insurance “due to the early stage of development of the psychedelics industry.” Please clarify why the early stage development of the psychedelics industry would cause you not to be able to qualify for product liability insurance. To the extent that your inability to qualify for product liability insurance is based on the controlled substance status of your products in Canada, the United States and most other jurisdictions, please make this clear.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does carry product liability insurance in Canada but does not carry product liability insurance in the United States. The Company believes that it will qualify for product liability insurance in the United States and therefore has deleted references that the Company may not qualify for product liability insurance at page 28 of Amendment No. 1.

Market and Industry Data, page 62

4.	We note your response to prior comment 7 and reissue. Your statement cautioning investors not to give undue weight to estimates and projections and your statement that you have not independently verified the accuracy or completeness of the data contained in industry publications and reports imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 at page 62 to address the Staff’s comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 74

5.	We reference the disclosure on page 73 that you expect to continue to incur significant research and development expenses over the next several years. Considering this, please revise to disclose why you did not record any research and development expense for the year ended June 30, 2021, or the three months ended September 30, 2021. In addition, revise to include a discussion about the nature of selling, general and administrative expense incurred during the periods presented with a discussion of the reasons for any material fluctuations from the prior period.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 at pages 73, 74 and 75 to address the Staff’s comment.

Consolidated Financial Statements for the Years Ended June 30, 2021 and 2020 Note 2. Restatement, page F-8

6.	Revise to include all of the disclosures required by ASC 250-10-50-7, including effect of the error corrections on each financial statement line item.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 to include all of the disclosures required by ASC 250-10-50-7, including effect of the error corrections on each financial statement line item.

March 4, 2022 Page 4

Note 10. Stockholder’s Equity Share Capital, page F-17

7.	Reference the disclosure that on December 1, 2021 you authorized an 18:1 reverse stock split of its issued and outstanding Class B common stock. Please revise to disclose that you retroactively restated all share and per share information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 at page F-17 to address the Staff’s comment.

Stock Options , page F-19

8.	Refer to prior comment 13. Please revise to disclose the total compensation cost related to nonvested awards not yet recognized as of the latest balance sheet date presented and the weighted-average period over which it is expected to be recognized as required by ASC 718-10-50-2(i). Also, since your stock is not actively traded, revise to disclose how you determined the value of the underlying common stock as an input to the Black Scholes option pricing model

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 at page F-20 to address the Staff’s comment.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 212.808.2741.

Sincerely,

/s/ Andrew Hulsh

cc:	Christopher McElvany, Lucy Scientific Discovery, Inc.